UNITED STATES
                     Securities and Exchange Commission
                           Washington, D.C.  20549

                                FORM 12b-25

                                                 COMMISSION FILE NUMBER 1-3786

                        NOTIFICATION OF LATE FILING

(Check One): Form 10-K   Form 11-K   Form 20-F    (X) Form 10-Q    Form N-SAR

                   For Period Ended:       September 30, 2002

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             Homasote Company
                          Full Name of Registrant

Former Name if Applicable:

                           932 Lower Ferry Road
            Address of Principal Executive Office (Street and Number)

                       W. Trenton, New Jersey 08628
                        City, State and Zip Code

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
  x (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof, could not be filed within the prescribed time period.

Financial statements are being finalized and the report will be filed within the extension period.






PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    James M. Reiser                 609                  883-3300
      (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no identify report(s).
                                                               x Yes   No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               x Yes   No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for the three months ended September 30, 2002 decreased by $433,568 to $5,981,228 from $6,414,796 in the three months ended September 30, 2001. Net losses for the three months ended September 30, 2002 were $(339,931) or $(0.97) per share as compared to $(57,583) or $(0.17) per share for the three months ended September 30, 2002.

Net sales for the nine months ended September 30, 2002 decreased by $1,244,331 to $18,817,814 from $20,062,145 in the nine months ended September 30,2001. The net loss in the nine months ended September 30, 2002 was $(473,918) or $(1.36) per share as compared to net earnings of $1,851,322 in the nine months ended September 30, 2002. Earnings for the nine months ended September 30, 2001 included a $1,708,472 insurance company settlement for a prior-year fire loss.

                               Homasote Company
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 2002    By: /s/ James M. Reiser
                                    James M. Reiser
                                    Vice-President and Chief Financial Officer